BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
  Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ABREU, JULIAN JAVIER	I	ROSFP - PRIME SERVICES	03/2019	NA	N	N	5160018
BANCONE, ANTHONY	I	ROSFP - DISTRIBUTION	08/2013	NA	N	N	1790892
BARCLAYS GROUP US INC.	DE	OWNS BARCLAYS CAPITAL INC.	12/1999	E	Y	N	13-3249618
~~SMITH, DANIEL DAVID~~	I	~~BOARD DIRECTOR~~	~~12/2023~~	~~NA~~	~~Y~~	~~N~~	~~5500659~~
~~SMITH, DANIEL DAVID~~ WESTWOOD, JAI	I	CHIEF OPERATIONS OFFICER	~~12/2023~~ 08/2024	NA	Y	N	~~5500659~~ 4611538
JAISING, RAHUL	I	ROSFP - PRIME SERVICES	08/2013	NA	N	N	4754959
MOGAVERO, ANDREW MICHAEL	I	CHIEF EXECUTIVE OFFICER	05/2024	NA	Y	N	3247485
MATHIS, CAROL PEDERSEN	I	CHIEF FINANCIAL OFFICER	12/2020	NA	N	N	4322657
MELI, JEFFREY ANTHONY	I	HEAD OF RESEARCH	07/2015	NA	N	N	4477654

O'CONNOR, CLAIRE SCHOLZ	*I*	*BOARD DIRECTOR*	*09/2018*	*NA*	*Y*	*N*	*1907247*
SHALA, LUAN	*I*	*BOARD DIRECTOR*	*05/2021*	*NA*	*Y*	*N*	*4543214*
SMITH, JULIETTE SARA	*I*	*CHIEF LEGAL OFFICER*	*02/2021*	*NA*	*N*	*N*	*5696210*
ZACHARIA, ZACHARIA	*I*	*CHIEF COMPLIANCE OFFICER*	*05/2019*	*NA*	*N*	*N*	*2440444*